February 9, 2010

BY EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7010

Attention: Mr. Terence O’Brien, Branch Chief

RE:	Hooker Furniture Corporation (the “Company”)
Form 10-K for the year ended February 1, 2009
Definitive Proxy Statement on Schedule 14A filed on May 8, 2009
Form 10-Q for the quarter ended November 1, 2009
File No. 0-25349

Ladies and Gentlemen:

Hooker Furniture Corporation is providing its responses to the Staff’s comment letter dated January 26, 2010 (the “Staff Letter”) with respect to our filings referenced above. This letter has been submitted via EDGAR.

Set forth below are each of the Staff’s comments (in italics) followed by our responses.  The headings and numbered paragraphs in this letter correspond to the same contained in the Staff Letter.  Terms used in this letter, that are not otherwise defined herein, have the meanings given them in the respective filings unless the context indicates otherwise.

We appreciated the opportunity to discuss the Staff’s comments with SEC Staff Accountant Mindy Hooker on January 28, 2010 and SEC Attorney Era Anagnosti on February 1, 2010.  Our responses incorporate key points from those discussions, as appropriate.

Form 10-K for the year ended February 1, 2009

Item 1.A – Risk Factors, page 11

We may experience impairment of our long-lived assets, which would decrease earnings and net worth, page 13

1.
In light of the $4.9 million in impairment charges incurred in the fourth quarter of fiscal year 2009 (we note disclosure at the end of page 20), in future filings please revise your disclosure to quantify these risks and to provide investors with more insight into the likelihood of future impairment risks.

Company Response: We will revise our disclosures in future filings to address the Staff’s comment.

Critical Accounting Policies and Estimates

Restructuring and Impairment of Long-Lived Assets – Tangible Assets, page 31

2.
With a view towards future disclosure, please provide us with a more specific and comprehensive discussion of the changes in circumstances which would cause you to perform an impairment analysis of your long-lived assets. Also, please identify when your last impairment analysis was performed. If the fair value of your long-lived assets is not substantially in excess of carrying value, please disclose the following:

•	The percentage by which the fair value exceeds the carrying value;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•	A discussion of the degree of uncertainties associated with the key assumptions, and;
•	A discussion of any potential events, trends, and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you have determined that estimated fair values substantially exceed carrying values, please disclose that determination. Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance. Please provide us with your proposed future disclosures.

Company Response:  We note that our last impairment analysis was performed during the fourth quarter of our 2009 fiscal year and that the fair value of property, plant and equipment was substantially in excess of carrying value. Typically, we review these assets for impairment concurrent with our first, second and third fiscal quarter-end closing process using the impairment indicators outlined in the Property, Plant, and Equipment topic of the Accounting Standards Codification to facilitate discussion. A more detailed analysis is performed during our fiscal year-end closing. Our proposed future disclosure is as follows:

“Tangible Assets

We regularly review our property, plant and equipment for indicators of impairment, as specified in Property, Plant, and Equipment topic of the Accounting Standards Codification. Although not exhaustive, this accounting guidance lists potential indicators of impairment, which we use to facilitate our review. These potential indicators of impairment include:

▪	A significant decrease in the market value of the long-lived asset;
▪	A significant adverse change in the extent or manner in which a long-lived asset group is being used, or in its physical condition;
▪	A significant adverse change in the legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
▪	An accumulation of costs significantly in excess of the amount originally expected to acquire or construct a long-lived asset;
▪	A current period operating or cash flow loss or a projection or forecast that demonstrates continuing losses associated with the long-lived assets use; or
▪	A current expectation that more-likely-than-not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life

The impairment test for our property, plant and equipment requires us to assess the recoverability of the value of the assets by comparing their net carrying value to the sum of undiscounted estimated future cash flows directly associated with and arising from use and eventual disposition of the assets. We principally use our internal forecasts to estimate the undiscounted future cash flows used in our impairment analyses. These forecasts are subjective and are largely based on management’s judgment, primarily due to the changing industry in which we compete; changing consumer tastes, trends, and demographics; and the current economic environment. We monitor changes in these factors as part of the quarter-end review of these assets. While our forecasts have been reasonably accurate in the past, during periods of economic instability, uncertainty, or rapid change within our industry, we may not be able to accurately forecast future cash flows from our long-lived assets and our future cash flows may be diminished. Therefore, our estimates and assumptions related to the viability of our long-lived assets may change, and are reasonably likely to change in future periods. These changes could adversely affect our consolidated statements of operations and consolidated statements of financial position. As of February 1, 2009, the fair value of our property, plant and equipment was substantially in excess of its carrying values.

When we conclude that any of these assets are impaired, those assets are written down to fair value.  Any of these assets that we expect to dispose of by sale are measured at the lower of their carrying amount or fair value, less cost to sell; are no longer depreciated; and are reported separately as “assets held for sale” in the consolidated balance sheets.

The costs to dispose of these assets are recognized when we commit to a plan of disposal.  Severance and related benefits paid to terminated employees affected by the closings are recorded in the period when management commits to a plan of termination. We recognize liabilities for these exit and disposal activities at fair value in the period in which the liability is incurred.  Asset impairment charges related to the closure of facilities are based on our best estimate of expected sales prices, less related selling expenses for assets to be sold.  The recognition of asset impairment and restructuring charges for exit and disposal activities requires significant judgment and estimates by management. We reassess our accrual of restructuring and asset impairment charges each reporting period.  Any change in estimated restructuring and related asset impairment charges is recognized in the period during which the change occurs.”

Item 15 – Exhibits and Financial Statement Schedules, page 35

General

3.	It appears that you have not filed the schedules to the Credit Agreement dated April 30, 2003 (Exhibit 4.3(a)). Please file the complete copy of this agreement with your next periodic report.

Company Response:  We will file a complete copy of the Credit Agreement dated April 30, 2003, including the schedules, with our next periodic report.

Definitive Proxy Statement on Schedule 14A filed on May 8, 2009

Executive Compensation, page 7

Compensation Discussion and Analysis, page 7

Competitive Data, page 8

4.
We note your disclosure that the compensation committee has retained a compensation consultant to provide the committee with data concerning the compensation levels and practices and that the committee does not target “executive compensation at any particular level based on this pay data.” We also note disclosure in the sixth paragraph of your “Long-Term Performance Incentive” on page 11 suggestive that the committee may be engaging in benchmarking of executive compensation within certain parameters. To the extent that the committee used the compensation data about the peer group as a reference point on which - either wholly or in part- to base, justify or provide a framework for a compensation decision, then in future filings please expand your disclosure to state that the committee engages in benchmarking of executive compensation and discuss how actual payments compared to the peer group. Refer to Item 401(b)(2)(xiv) of Regulation S-K. For additional guidance please see Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm as well as Staff Observations In the Review of Executive Compensation Disclosure, also available on our website at http://www.sec.gov/divisions/corpfin/guidance/execompdisclosure.htm.

Company Response: We will provide appropriate disclosure in future filings in response to the Staff’s comment.

Base Salary, page 9

5.
Based on your disclosure it appears that the 4% salary increase was intended to cover the rate of inflation. We note that the salaries for Messrs. Ryder and Cole as reported in the Summary Compensation Table reflect an increase of more than 4%. Please explain the differences in the amounts reported.

Company Response:  With respect to Mr. Ryder’s increase, the Compensation Committee approved a mid-year adjustment of 10% in recognition of his personal performance and increasing importance to us by virtue of his increased levels of management responsibility. He also received a 4% increase at year-end. Mr. Cole’s increase was 4%. However, we note that he worked only a partial year (7.5 months) in 2008, joining us on June 15, 2008, as compared to a full year in 2009.

We supplementally inform the Staff that we have reviewed our disclosure controls and procedures regarding executive compensation disclosures and have implemented changes that will help ensure that mid-year executive compensation changes, such as the increase in Mr. Ryder’s salary, will be timely accumulated for purposes of preparing our executive compensation disclosures and CD&A.

Annual Cash Incentive, page 9

6.
We note your disclosure on how the committee determined each named executive officer’s base incentive as reflected in the tabular disclosure on page 10; however, it is unclear why the committee concluded that these base incentives, expressed as a percentage on pre-tax income above the threshold, were appropriate in light of the factors considered. For example, was Mr. Toms’ 0.75% base incentive determined based upon a comparative analysis of the peer group, or did it represent a projected value estimated by the committee based upon the assumption that the company’s performance would exceed the $12.5 million pre-tax earnings threshold? In accordance with Item 402(b)(1)(v) of Regulation S-K, in future filings please revise your disclosure to provide a comprehensive analysis of the substance of the committee’s decision.

Company Response: We will provide appropriate disclosure in future filings in response to the Staff’s comment.

7.
With respect to Mr. Cole’s base incentives related to the two upholstery businesses, in future filings please provide quantitative disclosure of each material factor considered by the committee in setting these base incentive amounts. In addition, please note that in accordance with Instruction 5 of Item 401(b) of Regulation S-K, your disclosure needs to identify how the corporate performance measure (such as operating profit) was calculated from your audited financial statements as well as the adjustments made. Your disclosure regarding this matter in the last paragraph on page 10 is too broad and generic.

Company Response:  We will provide appropriate disclosure in future filings in response to the Staff’s comment.

8.
We note your disclosure on page 11 regarding each named executive officer’s individual performance and how achievement of each executive’s personal goals affected the committee’s decision to increase or decrease discretionarily each executive’s base incentive. In accordance with Item 401(b)(2)(vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the specific items of individual performance influence the compensation committee’s decision in arriving at specific compensation amounts. Please describe the individual goals and performance objectives for each named executive officer. If a named executive officer’s personal performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the committee’s decision to increase or decrease the amount of the base incentive. Please note that to the extent that the committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure to disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Although quantitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations.

Company Response:  In response to the Staff’s request for additional disclosure on how individual performance affected payments under our annual cash incentive plan, in future filings we would replace the disclosure found in the second through fifth paragraphs at page 11 of the 2009 proxy statement with the following:

“The second step of the annual incentive setting process was to assign a range by which the Committee at its discretion could increase or decrease each executive’s base incentive depending on his individual performance for fiscal 2009.  The Committee believes that adjusting the base incentive to account for attainment of individual performance goals enables the Committee to more specifically recognize individual performance that impacts our financial and business performance.  The adjustment process is subjective.  There are no quantitative or comparative standards used by the Committee in deciding whether and by how much to adjust an executive’s base incentive, even though the performance goals set by executives may include quantitative or comparative standards.

The individual performance adjustment factor approved for Mr. Toms was plus or minus 25% or less of his base incentive, depending on whether or not Mr. Toms achieved his individual goals.  For the remaining executive officers, the individual performance adjustment factor was plus or minus 12.5% or less of the base incentive.  The Committee established a larger potential adjustment for Mr. Toms to reflect the greater potential impact his individual performance can have on the performance of the Company.  Mr. Cole’s individual performance adjustment factor applied to the sum of the amounts determined under the Company pre-tax income performance incentive and the performance incentives for the two upholstery divisions.  Mr. Sundararajan’s guaranteed base incentive was subject to adjustment upward or downward based on his individual performance adjustment factor.

Mr. Toms submitted individual goals for the 2009 fiscal year to the Committee, which he determined were integral to achieving our financial and business objectives for the year.  Mr. Toms reviewed these performance goals with the Committee, as well as the Company’s overall performance, for compensation setting purposes.  Each of the other named executives developed his own individual performance goals for fiscal 2009, which Mr. Toms reviewed and approved after consultation with the executives.   Mr. Toms evaluated the other named executives’ performance and made recommendations to the Committee regarding adjustments to annual incentive compensation based on his evaluation.  The Committee made the final decision regarding any individual performance adjustment for the other named executives.

Our net income for 2009 exceeded the threshold for the annual incentive program.  As a result, each named executive officer earned a base incentive amount under the annual incentive program.  However, because Mr. Sundararajan’s base incentive amount was less than his guaranteed minimum incentive, his base incentive was adjusted to $100,000.  Mr. Cole did not earn any additional base incentive amounts under the division-specific incentive program for fiscal 2009.

The Committee reviewed Mr. Toms’ recommended individual performance adjustments and conducted its own evaluation.  In assessing each executive officer’s performance and determining final payment amounts under the plan, the Committee acknowledged the following achievements and made the following adjustments:

▪
For Mr. Toms, the Committee considered his achievement of the following primary individual performance goals, which were both subjective and objective: (1) achievement of stated budgeted sales, profit, product returns and allowances, inventory levels, and service levels,  (2)  continued development of a corporate culture of continuous improvement with a specific number of continuous improvement projects to be launched during the year, and (3) leading efforts to integrate the wood and upholstery companies. The Committee determined in its subjective discretion that it was appropriate to make no adjustment, either positive or negative, to Mr. Toms’ base incentive award under the plan.

▪
For Mr. Ryder, the Committee considered his achievement of the following primary individual performance goals: (1) development and elevation of the corporate human resources function, (2) development of a succession plan, (3) development of the Company’s accounting staff, and (4) evaluation of the current IT platform. The Committee determined in its subjective discretion that it was appropriate to increase Mr. Ryder’s base incentive award by 5% because these achievements enhanced the Company’s organization and operations.

▪
For Mr. Cole, the Committee considered his achievement of the following primary individual performance goals, which were both subjective and objective: (1) achievement of stated budgeted sales and profit goals for the upholstery division, (2) achievement of certain cost reduction goals, (3) development of the division management team, and (4) driving continuous improvement in the upholstery divisions. The Committee determined in its subjective discretion that it was appropriate to make no adjustment, either positive or negative, to Mr. Cole’s base incentive award under the plan

▪
For Mr. Spece, the Committee considered his achievement of the following primary individual performance goals, which were both subjective and objective: (1) achievement of a stated sales objective, (2) reducing SKU count by a stated percentage, (3) leading our remarketing effort, and (4) inventory management. The Committee determined in its subjective discretion that it was appropriate to make no adjustment, either positive or negative, to Mr. Spece’s base incentive award under the plan.

▪
For Mr. Sundararajan, the Committee considered his achievement of the following primary individual performance goals, which were both subjective and objective: (1) reducing product returns and allowances to a stated percentage of sales, (2) achieving a stated inventory turns goal, (3) improving product quality, (4) standardizing parts and reducing the cost of replacement parts, (5) improving forecast accuracy and in-stock percentage to specified levels, and (6) reducing SKU count. The Committee determined in its subjective discretion that it was appropriate to increase Mr. Sundararajan’s base incentive award by 10% because he enhanced the Company’s operations by improving processes related to inventory quality and procurement.”

9.
We note that you are reporting the individual portion of the cash incentive awards as a “Bonus” rather than as an element of your non-equity incentive plan compensation. Considering that compensation reported in the “Bonus” column should be of a discretionary nature, your CD&A discusses the individual performance aspect of the annual cash incentive in the context of an  “individual performance adjustment factor” and not as a separate discretionary award (see disclosure at the end of page 9.) In future filings please expand your disclosure to properly characterize the two step process in determining the annual cash incentives. For additional guidance, please see Item 401(c)(2)(iv) of Regulation S-K and Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Company Response:  As noted at page 11 of our 2009 proxy statement, the amount payable to a participant under the our annual cash incentive plan is subject to adjustment in the sole discretion of the Compensation Committee based on a subjective evaluation of that participant’s individual performance for the year.  The amount by which the Committee increased a participant’s payment in light of his individual performance (the “Individual Performance Amount”) previously has been reported in the Bonus column of the Summary Compensation Table.  This reporting was based on our interpretation of Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations (“If, in the exercise of discretion, an amount is paid over and above the amounts earned by meeting the performance measure in the non-equity incentive plan, that amount should be reported in the Bonus column (column (d)”).

We now understand that it is the Staff’s position that because the Individual Performance Amount is a component of the annual cash incentive plan, and not a separate and distinct discretionary payment, it should be reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.  In accordance with the Staff’s position, we will in future filings report the Individual Performance Amount in the Non-Equity Incentive Plan Compensation column, along with the amount earned by the participant based on our performance measure(s) in place under the plan for that year.  The Individual Performance Amounts that were reported for 2008 and 2009 in the Bonus column will also be reported in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table in future filings, with accompanying footnote disclosure.

Summary Compensation Table, page 15

10.
Please tell us why you have not reported executive compensation for fiscal year 2007 in accordance with Item 401(c)(1) of Regulation S-K. Otherwise, in future filings please disclose executive compensation for each of the last three completed fiscal years.

Company Response: We are aware that Item 402(c)(1) of Regulation S-K requires that compensation for our named executive officers for each of our three most recent completed fiscal years be presented in the Summary Compensation Table. We confirm for the Staff that our proxy statement for the 2010 annual meeting will include executive compensation disclosure for our 2008, 2009 and 2010 fiscal years. We also note that the first fiscal year for which we were required to comply with the executive compensation rules adopted by the SEC in August 2006 (the “2006 Rules”) was our fiscal year ended February 3, 2008. The 2006 Rules were effective for proxy statements filed on or after December 15, 2006 that were required to include Regulation S-K Item 402 or 404 disclosure for fiscal years ending on or after December 15, 2006. In 2006, we changed our fiscal year end from November 30 to the Sunday nearest January 31 (please see our Form 8-K filed November 1, 2006).  Our 2006 fiscal year ended November 30, 2006, which preceded the effective date of the 2006 Rules. Our 2006 fiscal year was followed by a two-month transition period ended January 28, 2007, compensation for our named executive officers for this period was reported in our proxy statement for the 2007 annual meeting (filed March 8, 2007). The following fiscal year, which ended February 3, 2008, was our first fiscal year that ended after the effective date of the 2006 Rules.  The transition guidance for the 2006 Rules (see SEC Release Nos. 33-8732A and 34-54302A) states that compensation information for fiscal years prior to the effective date of the 2006 rules is not required to be presented.

11.
We note your footnote (1) disclosure in the “Bonus” column. Please explain what the bonus amounts for Messrs. Toms and Spece represent considering your disclosure on page 11 that a performance adjustment increase was approved for Messrs. Ryder and Sundararajan only.

Company Response: We note that the discussion on page 11 refers to fiscal 2009 bonuses, while the bonus amounts for Messrs. Toms and Spece disclosed in the Summary Compensation table on page 15 relate to fiscal 2008 (no bonus amounts were approved for Messrs Toms or Spece for fiscal 2009).

12.
We note footnote (5) disclosure to the “All Other Compensation” column. Please note that in accordance with item 402(c) (2)(ix) of Regulation S-K and pursuant to Instruction 4 of such item, to the extent that the amount of perquisites and personal benefits exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits, these perquisites and personal benefits must be quantified and disclosed in a footnote to the “All Other Compensation” column. It does not appear, however, that you have quantified the 2008 “All Other Compensation” disclosure. To the extent applicable, in your future filings please make the necessary changes to comply with these disclosure requirements.

Company Response: We confirm for the Staff’s information that:

•
no named executive officer had aggregate perquisites and personal benefits exceeding $10,000 for any period presented in the 2009 proxy statement, and therefore no perquisites or personal benefits were required to be included in the Summary Compensation Table; and

•	all items of “All Other Compensation” for each named executive officer for 2009 that exceeded $10,000 were indentified and quantified in a footnote to the Summary Compensation Table.

We supplementally inform the Staff that the only item of “All Other Compensation” for 2009 not identified and quantified in the footnote to the table was our matching contribution to our 401(k) plan, which did not exceed $10,000 for any named executive officer.

Form 10-Q for the period ended November 1, 2009

Note 6 – Accounts Receivable and Short-term borrowing, page 8

13.
In future filings please provide an expanded explanation of the accounting treatment for your factoring arrangement both before and after the new agreement. Explain the mechanics of the arrangement both before and after the changes. For example, clarify when you receive payment from the factor, when accounts receivable are removed from your balance sheet, the extent of the factor’s recourse for customer defaults, etc. Since you now retain ownership of the receivables assigned to the factor for collection, explain what impact this has on the accounting treatment of payments received from the factor and classification and treatment of accounts receivable. Also, clarify the nature and accounting treatment of the $8.9 million receivable from factor. Please provide us with an example of your intended future disclosure.

Company Response: Our proposed future disclosure is as follows:

“ ‘Receivable from factor’ represents amounts due with respect to factored accounts receivable. We factor substantially all of our upholstery division accounts receivable without recourse to us.  Under our current factoring agreement, entered into on July 15, 2009, we retain ownership of the accounts receivable that are collected by the factor, thereby substantially reducing liquidity risks associated with the former factoring arrangement.

Under the prior factoring agreement in effect until July 15, 2009, the factor owned the accounts receivable assigned to it for collection.  During the second quarter of fiscal 2010, we became aware that the factor was facing liquidity concerns. In response to the risk of delayed payment of collected accounts receivable from the factor, we borrowed $4.5 million from the factor against uncollected receivables, the maximum amount available under the prior factoring arrangement. The underlying receivables were collected in the ordinary course of business, and the debt was retired with the proceeds from the collected accounts receivable. During the third quarter of 2010, we borrowed an additional $327,000 from the factor. During our fiscal 2010 fourth quarter, all amounts related to this loan were repaid.

Under both factoring agreements, invoices for upholstery products are generated and transmitted to our customer with a copy to the factor on a daily basis, as products are shipped to our upholstery customers.  The factor collects the amounts due and remits collected funds to us bi-weekly. Under the old agreement, the factor took ownership of the accounts receivable when it received our invoices. Under the new agreement, we retain ownership of the accounts receivable until the invoices are 90 days past due. At that time, the factor pays us the net invoice amount, less factoring fees and takes ownership of the accounts receivable. The factor is then entitled to collect the invoices on its own behalf and retain any subsequent remittances. Under both agreements, the invoiced amounts are reported as accounts receivable on our consolidated balance sheets when the merchandise is delivered to our customer until payment is received from the factor.

A limited number of accounts receivable are factored with recourse to us. If the factor is unable to collect the amounts due, invoices are returned to us for collection. We include an estimate for these receivables in our calculation of our reserves for bad debt.”

Note 8 – Supplier Commitments, page 9

14.
In future filings, please clearly state whether you have a $300,000 asset based on your expectation of reimbursement from the finished goods supplier and disclose the line item on the balance sheet where the amount is reported.

Company Response: In future filings we will provide, when appropriate, disclosure that responds to the Staff’s comment.

Financial Condition, Liquidity and Capital Resources

Debt Covenant Compliance, page 18

15.
You made certain changes to your calculation of your covenants in amendments to the credit facility on February 19 and August 11, 2009. Please tell us and clearly disclose in future filings whether you expected compliance with the covenants prior to each change and whether the changes were made to facilitate compliance. Also, to the extent future non-compliance of any debt covenant is reasonably likely, please include disclosure in future filings of your calculations of the actual ratios.

Company Response: In future filings we will provide, when applicable, disclosure that responds to the Staff’s comment. We confirm for the Staff that with respect to the February 19, 2009 amendment of our credit facility, we expected to be in compliance with all covenants under the agreement prior to the amendment. However, we believed that it was reasonably possible that we would not remain in compliance with the debt service coverage ratio under the facility in future periods. Therefore, we amended the facility. With respect to the August 11, 2009 amendment, we believed that there was a significant risk that we would not be in compliance with certain covenants prior to the amendment, and the amendment was entered to facilitate compliance.

In connection with responding to the Staff’s comments we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call me at (276) 656-3314 or Paul Huckfeldt at (276) 632-0459, extension 3006.

Best regards,

/s/ E. Larry Ryder
E. Larry Ryder
Executive Vice President – Finance and Administration
Chief Financial Officer

cc:	Paul A. Huckfeldt, Corporate Controller & Chief Accounting Officer, Hooker Furniture Corporation
Henry G. Williamson, Jr., Audit Committee Chairman, Hooker Furniture Corporation
Karl M. Strait, Partner, McGuireWoods LLP
Jeffrey R. Capwell, Partner, McGuireWoods LLP

Edwin L. Ryder • Executive Vice President – Finance & Administration
P.O. Box 4708, Martinsville, Virginia 24115 • 276-656-3314 • Fax: 276-632-0026 • Email: lryder@hookerfurniture.com
www.hookerfurniture.com